

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2026

William Mark Grant
Chief Executive Officer
Lifeward Ltd.
2 Cabot Rd.
Hudson, MA 01749

> **Re: Lifeward Ltd.**
> **Registration Statement on Form S-3**
> **Filed April 27, 2026**
> **File No. 333-295352**

Dear William Mark Grant:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jennifer Porter, Esq.